

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Steven Shum
Chief Executive Officer
INVO Bioscience, Inc.
5582 Broadcast Court
Sarasota, FL 34240

> **Re: INVO Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 30, 2021**
> **File No. 001-39701**

Dear Mr. Shum:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 43

1. You disclose that you performed an assessment of your internal control over financial reporting as of December 31, 2020 but we noted that you did not disclose management's definitive conclusion on the effectiveness of your internal control over financial reporting as of that date. Please amend the filing to include management's conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2020. Refer to Item 308(a)(3) of Regulation S-K.

2.   In the requested amendment, please revise management's report to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308 (a)(2) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences